UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-40207
CUSIP Number: G9503X103

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I — Registrant Information

Waldencast plc
Full Name of Registrant

Former Name if Applicable

10 Bank Street, Suite 560,
White Plains, NY 10606

United States
Address of Principal Executive Office

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Waldencast plc (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) by the prescribed due date for the reasons further described below.

The Company is unable to file the Form 20-F within the prescribed time period without unreasonable effort or expense because of an ongoing review of the Company’s year-end 2022 financial statements and related issues. The Company is conducting an analysis pertaining to, among other things, certain accounting issues in connection with the sale of certain Obagi Cosmeceuticals LLC products for the Vietnam market. The Company’s Audit Committee is conducting an independent review, with the assistance of outside counsel, of the circumstances surrounding these issues to determine, among other things, whether certain accounting adjustments are necessary. This review arose from concerns regarding the lapse in renewing importation licenses in Vietnam, which are still pending, and related effects, triggering, among other things, the need for further analysis under Accounting Standards Codification Topic 606 with respect to the collectability of the relevant revenue during that period. The Company’s management and the Audit Committee are also reviewing the effectiveness of the Company’s controls over its disclosure and internal accounting and financial reporting for the year ended December 31, 2022.

The Company has been working diligently to seek to resolve these accounting issues; however, given the complexity and scope of these issues, the Company was unable to complete and file the Form 20-F by the prescribed due date without unreasonable effort and expense. The Company currently anticipates filing the Form 20-F as promptly as practicable following the resolution of the above noted issues; however, there can be no assurance as to when the Company will be able to file the Form 20-F, including whether or not it will be able to do so within the extension period of fifteen calendar days of the original due date provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Michel Brousset	(917) 546-6828
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in results of operations for the year ended December 31, 2022 to be reported in the Form 20-F (“FY 22”) compared to those from the corresponding period for the last fiscal year to be reported in the Form 20-F (“FY 21”) due to (i) the fact that FY 22 consolidated results of operations for the Company include Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”), and Milk Makeup LLC, a Delaware limited liability company (“Milk”), whereas FY 21 includes results of operations for Obagi only, and (ii) a different accounting basis that the Company adopted following its business combination with Obagi and Milk on July 27, 2022. In addition, depending on the resolution of the issues described in Part III above, the performance of the underlying Obagi business might be significantly different due to the issues described in Part III above. Due to the complexity and scope of the issues described in Part III above, it is not possible at this time for the Company to provide a reasonable estimate of the changes in results of operations from the corresponding period for the last fiscal year.

Forward-Looking Statements

Statements in this notification that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements of the Company’s expectations regarding the resolution of the Audit Committee review; the impact of such review on the Company’s financial statements; the timing of the resolution of the issues related to the Company’s fiscal year 2022 financial statements, including its revenue recognition analysis; the timing of the filing of the Form 20-F; anticipated changes in results of operations from the corresponding period for the last fiscal year to be reported in the Form 20-F; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: delays in the Audit Committee’s ability to complete its review and the Company’s ability to finalize its fiscal year 2022 audited financial results in a timely manner; the risk that the Audit Committee review identifies errors, which may be material; the finalization of management’s and the Audit Committee’s review of the effectiveness of the Company’s internal accounting controls and financial reporting and the potential for material weakness in the Company’s internal control over financial reporting; the impact of conversations with the Company’s lenders on cash flow, financing or financial information; covenants, defaults and events of default under the Company’s credit agreement, which could limit the Company’s ability to operate or undertake certain types of transactions and could adversely affect the Company’s liquidity; the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this notification, except as required by law.

Waldencast plc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2023	By:	/s/ Philippe Gautier
Philippe Gautier Chief Financial Officer and Chief Operating Officer

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